SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 4th, 2010

FOR IMMEDIATE RELEASE

STRATEGIC WIN FOR SILICOM: JAPANESE
INDUSTRY-GIANT  SERVER MANUFACTURER
EXPANDS ITS BUSINESS WITH SILICOM

- Annual sales to this customer are expected to grow to $1.5 million -

KFAR SAVA, Israel—October 4, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that the security division of an existing Silicom OEM customer, an industry-leading Japanese Server Manufacturer, has selected various Silicom networking and encryption server adapters for its new line of security appliances. The customer has already placed initial orders for the Silicom products and it is now ramping up production.

The customer has selected a broad range of Silicom’s product offerings, including 10 Gbps server adapters, multi-port 1Gbps adapters and encryption products. Silicom forecasts that total revenues to this customer will reach approximately $1.5 million annually.

“This is a key win for Silicom as it demonstrates the success of our strategy to increasingly penetrate additional divisions of our OEM customers,” commented Shaike Orbach, Silicom’s President and CEO. “This success is indicative of the significant potential that is available to us at all our big OEM customers, where an initial success, no matter how big or small, has the potential to lead to additional wins within the same or other divisions at the organization. This dramatically increases the scope of the business opportunities open to us. We are proud of our achievement with this customer, especially given the time and effort it takes to qualify at Japanese companies, which ultimately shows how we can successfully leverage our existing customer base to expand sales.”

Mr. Orbach continued, “This important win, together with the breakthrough deal for SETAC which we announced last month, demonstrates two independent growth avenues for Silicom. Our traditional business of server adapters continues to grow. This trend is driven by the addition of new customers, the sale of more products to current customers, as well as through wins with our customers’ new solutions. In parallel, our SETAC strategy is gaining tremendous traction, and this underscores our optimism for the business both in the short and long term. ”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com